Exhibit 21

Subsidiaries of Registrant

Name	State of Organization
Neches River Holding Corp	Delaware
Port Arthur Coker Company, L.P.	Delaware
Port Arthur Finance Corp.	Delaware
Premcor P.A. Pipeline Company	Delaware
Premcor Pipeline Co.	Delaware
Premcor USA Inc.	Delaware
Sabine River Holding Corp.	Delaware
The Premcor Refining Group Inc.	Delaware